Launch Two Acquisition Corp.

180 Grand Avenue, Suite 1530

Oakland, CA 94612

VIA EDGAR

July 23, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn:	Eric McPhee

Mark Rakip

Pearlyne Paulemon

Isabel Rivera

Re:	Launch Two Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted June 3, 2024

CIK No. 0002023676

Dear ladies and gentlemen:

Launch Two Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on June 28, 2024, regarding our Draft Registration Statement on Form S-1 filed with the Commission on June 3, 2024 (the “Draft Registration Statement”). This letter will be filed concurrently with the filing of the Registration Statement on Form S-1 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Draft Registration Statement in Form S-1 submitted June 3, 2024

Summary

Our Management Team, page 3

1.	Please expand your disclosure to clearly identify any special purpose acquisition company business combinations in which your management team has participated and disclose the current trading prices.

Response: In response to the Staff’s comment, the Company has amended its disclosure on page 3 of the Registration Statement.

Risks

Our Management Team, page 37

2.	Please revise your summary risk factors to highlight the principal factors that make an investment in the registrant or offering speculative or risky and limit your summary to no more than two pages. Refer to Item 105(b) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has amended its disclosure on pages 39 – 40 of the Registration Statement.

Risk Factors

The non-managing sponsor investors have expressed an interest to purchase substantially all of the units in this offering…, page 74

3.	We note that the non-managing sponsor investors have expressed an interest to purchase “substantially all of the units in this offering.” Please state the number of non-managing sponsor investors who have expressed an interest in purchasing shares in the offering, and address whether the limited number of public investors would impact the company’s listing eligibility.

Response: We respectfully inform the Staff that we have added the number of non-managing sponsor investors who have expressed an interest in purchasing units in the offering on the cover page and on page 1 of the Registration Statement.

In addition, the Company is cognizant of the Nasdaq listing eligibility requirements, including the requisite number of round lot shareholders and publicly held shares, and we note the disclosure included in the risk factors on page 77 to indicate that we do not expect any purchase of units by the non-managing sponsor investors to negatively impact our ability to meet Nasdaq listing eligibility requirements.

Management

Advisors, page 129

4.	We note that Ryan Gilbert and Shami Patel are designated as your advisors. Please disclose the role of your advisors and any related compensation they will receive in connection with your initial public offering or your initial business combination.

Response: In response to the Staff’s comment, the Company has amended its disclosure on page 137 of the Registration Statement.

We thank the Staff very much for its review of the foregoing and the Registration Statement. If you have questions or further comments, please feel free to contact our counsel, Stuart Neuhauser, Esq., by telephone at 212-370-1300.

Sincerely,

Launch Two Acquisition Corp.

/s/ Jay McEntee
Jay McEntee
Chief Executive Officer

cc: Stuart Neuhauser, Esq.

3